Exhibit 99

April 18, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Update on Board Meeting of HDFC Bank Limited to be held on April 20, 2024

We wish to inform you that the Board of Directors of HDFC Bank Limited (“the Bank”) at its meeting scheduled on Saturday, April 20, 2024, may consider annual renewal of issuance of Long-Term Bonds (Financing of Infrastructure and Affordable Housing), Perpetual Debt Instruments (part of Additional Tier I capital) and Tier II Capital Bonds over the period of next twelve months through private placement mode.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary